Exhibit 99.1

Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Third Quarter Fiscal 2014 Financial Results

Company Reports Third Consecutive Quarter of Profitability

Watertown, MA, August 13, 2014 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced financial results for the fiscal 2014 third quarter ended June 30, 2014.

Dynasil reported net income attributable to common stockholders for the quarter of approximately $100,000 compared with a net loss of ($400,000), for the quarter ended June 30, 2013. Net income for the nine months ended June 30, 2014 is $1.8 million, or $0.12 per share, as compared to a net loss of ($8.0 million), or ($0.54) per share, for the comparable period in 2013.

“In addition to being our third consecutive quarter of profitability, we believe that Dynasil continued to take positive steps toward our future,” said Dynasil Chairman and Interim CEO Peter Sulick. “These steps included our new revolving line of credit with Middlesex Savings Bank, our renewed compliance with the terms of our subordinated loan from Massachusetts Capital Resource Company and the acquisition of the assets of DichroTec Thin Films, LLC which added substantial capacity to EMF, our specialized coatings business.”

Net revenue for the third quarter of fiscal 2014 decreased to $10.6 million, from $11.3 million in the third quarter of fiscal 2013. In this quarter, the Optics segment’s revenues increased approximately $1.3 million, or 33% over the same period in the prior year. This increase was offset by a $1.5 million decrease in revenues from the now divested lead paint and medical products businesses which were sold during the first quarter of 2014 and by an approximate $400,000 decrease in Contract Research revenues, caused by a general slowdown in the timing of award grants and award funding.

Operating expenses for the three months ended June 30, 2014 were $3.8 million, a decrease of $1.2 million compared to the same period in 2013. The decrease in total operating expenses is primarily a result of the sale of the lead paint and medical products businesses in the Instruments segment. In addition, the Contract Research segment has reduced its operating expenses to better align with its lower revenue level.

1

As a result, operating income for the quarter ended June 30, 2014, increased to approximately $200,000 from a loss of ($200,000) in the quarter ended June 30, 2013.

“We are pleased that the operating income in each of Dynasil’s four business segments improved in the third quarter of 2014, as compared to the same period in 2013,” stated Mr. Sulick. “We are also happy to report that our Biomedical segment’s joint venture with Mayo Clinic, Xcede Technologies, has raised an additional $400,000 from note holders to further fund its research efforts in tissue sealant technology.”

Financial Results Webcast Information

Dynasil Corporation will host a webcast for investors and analysts at 5:00 p,m. ET on Wednesday, August 20,2014. The webcast will be hosted by Chairman and Interim CEO and President Peter Sulick and Chief Financial Officer Thomas Leonard. Those who wish to listen to the webcast can register via the Webcast link, visit the Investor Relations section of the Company's website at www.dynasil.com or also dial (877) 870-4263. Please ask to be joined into the Dynasil Corporation of America webcast. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company's website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing.  Dynasil has an impressive and growing portfolio of issued and pending U.S. patents.  The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

The statements contained in this Quarterly Report on Form 10 Q which are not historical facts, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, Xcede obtaining financing from outside investors, the commercialization of our products including our dual mode detectors, our development of new technologies including at Dynasil Biomedical, uncertainty of the impact of the DichroTec acquisition, our ability to remediate the material weaknesses in our internal control over financial reporting, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to comply with the financial covenants under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, our ability to address our material weaknesses in our internal controls, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10 K, filed on December 20, 2013, including the risk factors contained in Item 1a, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

2

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheet

(Unaudited)

	June 30, 2014	September 30, 2013
ASSETS
Current Assets
Cash and cash equivalents	$3,085,154	$2,436,828
Accounts receivable, net	3,282,400	3,657,320
Costs in excess of billings and unbilled receivables	1,468,741	1,537,318
Inventories, net of reserves	2,941,358	3,140,244
Prepaid expenses and other current assets	1,393,411	1,291,942
Total current assets	12,171,064	12,063,652

Property, Plant and Equipment, net	6,592,839	4,773,779
Other Assets
Intangibles, net	1,333,513	3,484,583
Goodwill	6,332,396	6,240,983
Deferred financing costs, net	41,804	114,229
Total other assets	7,707,713	9,839,795

Total Assets	$26,471,616	$26,677,226

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$2,437,742	$9,819,048
Capital lease obligations, current	128,979	124,383
Accounts payable	2,230,015	2,056,262
Deferred revenue	127,445	515,790
Accrued expenses and other liabilities	2,652,362	2,846,850
Total current liabilities	7,576,543	15,362,333

Long-term Liabilities
Long-term debt, net of current portion	3,254,443	-
Capital lease obligations, net of current portion	131,269	232,173
Convertible notes	810,413	-
Pension liability	249,966	249,966
Deferred tax liability	179,369	186,866
Total long-term liabilities	4,625,460	669,005

Stockholders' Equity
Dynasil stockholders' equity	14,316,159	10,645,888
Noncontrolling interest	(46,546)	-
Total stockholders' equity	14,269,613	10,645,888

Total Liabilities and Stockholders' Equity	$26,471,616	$26,677,226

3

Dynasil Corporation of America and Subsidiaries

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net revenue	$10,640,527	$11,322,342	$31,758,512	$32,360,147
Cost of revenue	6,732,880	6,622,392	19,041,451	18,512,430
Gross profit	3,907,647	4,699,950	12,717,061	13,847,717

Operating expenses:
Sales and marketing	337,033	418,318	1,046,567	1,384,739
Research and development	300,296	499,732	1,024,873	1,710,090
General and administrative	3,144,132	3,997,407	9,624,678	11,644,624
Impairment of goodwill and long-lived assets	-	-	-	6,763,072
Total operating expenses	3,781,461	4,915,457	11,696,118	21,502,525
Gain on sale of assets	30,000	-	1,216,686	-
Income (loss) from operations	156,186	(215,507)	2,237,629	(7,654,808)
Interest expense, net	145,797	181,773	567,904	545,690
Income (loss) before taxes	10,389	(397,280)	1,669,725	(8,200,498)
Income tax (credit) provision	(47,719)	(30,920)	(87,160)	(213,065)
Net income (loss)	58,108	(366,360)	1,756,885	(7,987,433)
Less: Net loss attributable to noncontrolling interest	(16,059)	-	(46,546)	-
Net income (loss) attributable to common stockholders	$74,167	$(366,360)	$1,803,431	$(7,987,433)

Net income (loss)	$58,108	$(366,360)	$1,756,885	$(7,987,433)
Other comprehensive income (loss):
Foreign currency translation	141,948	(45)	214,957	(245,666)
Total comprehensive income (loss)	$200,056	$(366,405)	$1,971,842	$(8,233,099)

Basic net income (loss) per common share	$0.00	$(0.02)	$0.12	$(0.54)
Diluted net income (loss) per common share	$0.00	$(0.02)	$0.12	$(0.54)

Weighted average shares outstanding
Basic	15,280,607	14,859,899	15,134,377	14,767,401
Diluted	15,299,422	14,859,899	15,145,639	14,767,401

4